UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Skybound Holdings LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Organization:

Delaware

Date of Organization:

December 14, 2016

Physical Address of Issuer:

9570 West Pico Boulevard, Los Angeles, California 90035

Website of Issuer:

https://www.skybound.com/

Is there a co-issuer?* ___ *yes* _X_ *no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

The Issuer has paid the Intermediary a one-time onboarding fee of five thousand dollars ($5,000.00) in connection with this Offering. At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the first two million dollars ($2,000,000.00) raised in the Offering and five percent (5%) of the dollar amount raised in the Offering in excess of two million dollars ($2,000,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total dollar amount raised in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 29, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

158 full-time employees and 2 part-time employees

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$144,118,644	$60,011,768
Cash & Cash Equivalents	$26,471,217	$20,901,009
Accounts Receivable	$18,503,433	$15,973,195
Short-term Debt	$58,715,384	$15,999,496
Long-term Debt[1]	$9,495,006	$3,604,869
Revenues/Sales	$107,589,467	$64,386,320
Cost of Revenue	$65,875,704	$33,863,197
Income Taxes Paid	$8,319,502	$2,347,149
Net Income	$29,921,686	$9,028,875

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] Includes long-term lease liability, deferred tax liability and long-term deferred revenue.

Skybound Holdings LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE

UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". Skybound Holdings LLC is referred to herein as the "**Issuer**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $5,000 and the Maximum Individual Purchase Amount is $5,000,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 29, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/skyboundcf (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u> (hereinafter referred to as the "**Form of Crowd Safe**"), in conjunction with the following summary information. For the purposes of this "The Securities" section, capitalized terms not otherwise defined herein shall have the meaning assigned to such term in the Form of Crowd Safe.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends. Prior to the conversion of the Securities on the terms specified in the Form of Crowd SAFE, the Securities do not entitle Investors to any distributions. If the Securities are converted into Common Interests, Investors will not be entitled to receive any distributions upon conversion unless the Issuer elects to pay distributions to holders of Common Interests.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Offering Periods

Investors will be eligible for certain terms of the Securities based on the timing of their investment. Accordingly, the timing of an Investors' investment will dictate the set of Valuation Cap and Discount terms applicable to their Securities ("**Valuation Cap**" and "**Discount**" shall have the meaning assigned to each in the Form of Crowd Safe). In order to receive any of the corresponding sets Valuation Cap and Discount terms, an Investor must submit a single investment that meets the Minimum Individual Purchase Amount within the applicable offering period, as detailed below and in the Form of Crowd Safe.

Discount

The Discount that Investors are eligible for will be as follows: (1) twenty percent (20%) during the period commencing on the filing date of this Form C with the United States Securities and Exchange Commission ("**SEC**") for the issuance of the Securities and ending on April 10, 2024 at 11:59 p.m. Pacific Time ("**Offering Period 1**"); (2) fifteen percent (15%) during the period commencing on April 11, 2024 at 12:00 a.m. Pacific Time and ending on April 14, 2024 at 11:59 p.m. Pacific Time ("**Offering Period 2**"); and (3) ten percent (10%) during the period commencing on April 15, 2024 at 12:00 a.m. Pacific Time and ending upon the close of this Offering on the Offering Deadline or at upon any close of this Offering prior to the Offering Deadline ("**Offering Period 3**"). Each investment

Valuation Cap

The Valuation Caps Investors are eligible for will be as follows: $600,000,000 during Offering Period 1 and Offering Period 2; and (2) $650,000,000 during Offering Period 3.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Interests to one or more third parties following the date of the Securities with the principal purpose of raising capital (each an "**Equity Financing**"), the Securities are convertible into units of Common Interests on the terms that correspond to the Offering Period (Offering Period 1, Offering Period 2, and Offering Period 3, hereinafter collectively referred to as "**Offering Periods**") applicable to the Investor, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of Common Interests equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of applicable Valuation Cap divided by the aggregate number of issued and outstanding capital interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred interests and all outstanding vested or unvested options or warrants to purchase capital interests, but excluding (i) capital interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per unit of the securities sold in such Equity Financing multiplied by the sum of one hundred percent (100%) minus the applicable Discount.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of Common Interests equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Interests or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to the termination of the Securities and before any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Common Interests of the Issuer equal to the Purchase Amount divided by the quotient of (a) the applicable Valuation Cap divided by (b) the number, as of immediately prior to the Liquidity Event, of the Issuer's Capital Interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) Capital Interests reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of managers, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Interests by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Interests by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Interests (other than Capital Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers existing Capital Interests of the Issuer for resale, as approved by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation), where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Interests of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event prior to the termination of the Securities but following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of Common Interests equal to the Purchase Amount divided by the First Equity Financing Price. Common Interests granted in connection therewith shall have the same liquidation rights and preferences as all the other units of Common Interests.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Common Interests to the Investor pursuant to the Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Common Interests, as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Common Interests in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor any Common Interests issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined below) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer. ("**Nominee Designee**").

The Issuer and its members are subject to a Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021 (as so amended and restated, the "**Amended and Restated Operating Agreement**"). Among other things, the Amended and Restated Operating Agreement provides for certain provisions relating to (i) authorized classes of Capital Interests (as defined below), (ii) distributions and allocations; (iii) management, including the authority and appointment of managers; and (vi) transferability and rights of each class of Capital Interests. Further, the Amended and Restated Operating Agreement includes a "Voting Agreement" provision whereby in relevant part, the Members (in accordance with the Amended and Restated Operating Agreement, each person or non-person, in good standing with the Issuer, who has been admitted to the Issuer as a member, or permittable assignee of the voting rights of a Member, each a "**Member,**" and collectively the "**Members**") agree that each Member shall vote, in the form applicable to any such vote for these purposes, all of such Member's voting rights conferred by any securities that they own in the Issuer and shall take all other actions reasonably necessary or desirable within such Member's control, and any take any and all necessary further actions consistent with that intent, to ensure that the Appointed Managers (as defined in the Amended and Restated Operating Agreement) shall each be elected to the board of managers of the Issuer.

Other than as set forth in the Amended and Restated Operating Agreement, as described above, the Issuer does not have any other voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer. Notwithstanding the foregoing, the Amended and Restated Operating Agreement imposes certain transfer restrictions on each class of interests. For more information on the rights of each class of interest, see the "Capitalization, Debt, and Ownership" section below.

In addition, the Investor may not transfer the Securities or any Common Interests into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place interests received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Common Interests derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the first two million dollars ($2,000,000.00) raised in the Offering and five percent (5%) of the dollar amount raised in the Offering in excess of two million dollars ($2,000,000.00).

Other Compensation

The Issuer has paid the Intermediary a one-time onboarding fee of five thousand dollars ($5,000.00) in connection with this Offering. The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total dollar amount raised in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an expanding company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer depends on depends on the experience and skill of its executive officers and key employees to maintain its competitive position.

The ability of the Issuer to maintain its competitive position depends, to a large degree, on the services of the Issuer's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Issuer's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Issuer's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Issuer's financial performance.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Issuer may be unable to maintain brand awareness to the extent necessary to continue being profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand largely depends on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain old customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Issuer operates within a speculative industry.

Certain segments of the entertainment, media and communications industry are highly speculative and have historically involved a substantial degree of risk. For example, if a property is optioned by a studio, the option may not become exercised, or if exercised, a film may still not be made, or even if a film is made, the success of a particular film, video game, program or recreational attraction depends upon unpredictable and changing factors. Such factors include, among other things, the success of promotional efforts, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public acceptance and other tangible and intangible factors, many of which are beyond our control. Investors should consider the speculative nature of the industry in which we operate in prior to making an investment.

The Issuer's content may fail to achieve economic success.

We cannot guarantee the economic success of any of our products because such success depends on a variety of factors, none of which are not entirely within our control. Such factors include, among other things, the public's acceptance of the product, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. If the Issuer's products fail to achieve economic success, the Issuer's financial performance will be negatively impacted, and so would the potential value of the Securities.

The distribution of our film and video games could be affected by rating restrictions that may limit their marketability and accessibility to wider audiences, thus potentially reducing our revenue.

Some of our films and video games contain mature content and themes and may be subject to ratings restrictions and censorship. Such restrictions and censorship could limit our ability to commercialize our films and video games. We cannot predict how the Motion Picture Association of America ("**MPAA**") or the Entertainment Software Rating Board ("**ESRB**") will rate our films and video games, respectively. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our products ultimately receiving a rating classification from MPAA or ESRB no more restrictive than PG or E/E10+/T. Certain distributors may only offer marketing and advertising support for films and video games with certain classifications. If, for any reason, our films and video games do not receive ratings acceptable to such distributors, we may have fewer distribution venues available to us, and thus a smaller audience for our film and video games. Such an occurrence will reduce our revenues and overall profitability.

Additionally, censors in certain foreign jurisdictions might find elements of our films or video games to be objectionable. We may have to make revisions before exhibiting our films or offering our video games in such jurisdictions before their launch, which may further add to our expenses. Further, our films or video games may still be denied regardless of any revisions we make. Such occurrences will reduce our international revenues and overall profitability.

The Company relies on key talent in the entertainment industry, such as writers, actors and performers, for the success of its products.

The Company's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, the Company may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for the Company. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage the reputation of the Company. Such reputational harm may negatively affect the Company's financial performance.

The Issuer's financial success depends upon consumer reception of its products, which is difficult to predict.

The production and distribution of comic books, online publishing, television programs, motion pictures and other entertainment content are inherently risky businesses because the revenues we derive and our ability to distribute and license rights to our content depend primarily upon its acceptance by the public. Consumer reception of our products is difficult to predict. Audience tastes change frequently, and it is a challenge to anticipate what content will be successful at a certain point in time. In addition, the commercial success of our content also depends upon the quality and acceptance of competing programs, motion pictures and other content available or released into the marketplace at or near the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for our content. Furthermore, the theatrical success of a film may impact not only the theatrical revenues we receive but also those from other distribution channels, such as from online streaming and video-on-demand and DVD sales. A poor theatrical performance may also impact our negotiating strength with distributors and retailers, resulting in less desirable product promotion. Ultimately, reduced public acceptance of our entertainment content can affect all of our revenue streams and may adversely impact our results of operations.

The Issuer's intellectual property rights could be unenforceable or ineffective, and the Issuer could also be subject to claims for intellectual property infringement.

One of the Issuer's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain copyright, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Issuer's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Issuer to operate its business. These third parties may have applied for, been granted, or obtained copyrights or trademarks that relate to intellectual property that competes with the Issuer's intellectual property, thereby requiring the Issuer to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Issuer's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Issuer's competitive edge against competitors in the same industry. There is a risk that the Issuer's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Issuer's business or reputation, financial condition, and/or operating results.

From time to time, the Issuer may receive communications from holders of copyrights or trademarks regarding their proprietary rights. Companies holding copyrights or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Issuer to enter into licensing arrangements. In addition, if the Issuer is determined to have infringed upon a third party's intellectual property rights, the Issuer may be required to cease offering its products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the Issuer's products. The Issuer may also need to file lawsuits to protect its intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management's attention from its core operations.

There is a risk that the Issuer's compliance with personal information and data privacy laws in the United States and internationally may be inadequate or non-compliant.

The Issuer maintains personal information and data regarding its employees and parties it engages in the course of its business operations. The Issuer employs measures to ensure that it complies with the personal and data privacy laws in the U.S. regarding the collection, storage, transfer, and use of personal information and data. For instance, the Issuer engages outside counsel to ensure such compliance. However, there is no guarantee that the Issuer's measures will be adequate or fully compliant. Investors should be aware of the risk of the Issuer's non-compliance, which may lead to financial losses for the Issuer.

The Issuer relies on key talent in the entertainment industry, such as writers, actors and performers, for the success of its products.

The Issuer's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, the Issuer may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for the Issuer. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage the reputation of the Issuer. Such reputational harm may negatively affect the Issuer's financial performance.

The Issuer is a limited liability company that has elected to be taxed as c-corporation.

The Issuer has filed Form 8832 and elected to be taxed as a c-corporation and has not elected to be taxed as a partnership. The Issuer may be found liable for defects in its Form 8832 or election as a c-corporation. The Issuer has not undertaken any steps to alter its taxation treatment as a c-corporation and may not elect to change its status for tax purposes as a c-corporation in the future and remain subject to the corresponding tax treatment.

The Issuer may enter into redemption transactions with certain of its Members in connection with this Offering and future equity financing transactions.

In connection with equity financing transactions by the Issuer from time to time, its beneficial owners of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, may each enter into various redemption agreements with the Issuer pursuant to which the Issuer redeems an aggregate amount of Common Interests equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

We may restate certain of our financial statements and that could potentially impair our ability to secure future funding.

In the future, our audited financial statements for the 2022 fiscal year may be restated. In the event that our financial statements are in fact restated, any such restatement may have an adverse effect on future efforts to raise sufficient capital in equity offerings and on negotiations with lenders on debt financings. As a result of any restatement, we may find it more difficult to secure additional funding in the future, on satisfactory terms or at all and such difficulties may impact the viability of our business plan and any future business plans.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the first two million dollars ($2,000,000.00) raised in the Offering and five percent (5%) of the dollar amount raised in the Offering in excess of two million dollars ($2,000,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

We are offering varying Valuation Cap and Discount terms to Investors in this Offering based on the timing of their investment.

Certain investors in this Offering are entitled to receive more advantageous terms of the Securities based on the timing of their investment. The Valuation Cap and Discount terms applicable to the Securities will be determined by the time upon which the Investor invests in the Offering. For more details, including all of the Valuation Caps and Discounts being offered, see "The Securities" above. Consequently, Investors that invest in the earlier of the Offering Periods may receive more favorable terms upon the happening of any conversion of the Securities as specified in the Form of Crowd Safe.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.\

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place interests received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.
An investment in the Securities is speculative and involves a high degree of risk.

An investment in the Issuer should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Issuer and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Issuer involves the risk of the loss of capital, and the Securities should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Issuer for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Securities is appropriate.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Issuer.

No governmental agency has reviewed or passed upon this Offering or the Securities. The Issuer also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place interests received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute any equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Skybound Holdings LLC is a Delaware limited liability company formed on December 14, 2016. On December 1, 2022, the Issuer changed its name from Mr. Mango LLC to Skybound Holdings LLC. The Issuer is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming and music publishing.

The Issuer, together with its subsidiaries[2], is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Issuer extends creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Issuer is home to critically acclaimed global franchises, including *The Walking Dead*, *Invincible*, *Superfight*, and *Impact Winter*. The Issuer maintains key partnerships across the entertainment industry including Universal Pictures and Image Comics, holds a first look development deal with Audible, and has engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). The Issuer's capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series.

Business Plan

Robert Kirkman's long-running comic *Invincible* (with co-creator Cory Walker and contributing creator Ryan Ottley) premiered in March 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for seasons 2 & 3. Season 2 premiered in November 2023 and is Certified Fresh on Rotten Tomatoes with a 100% rating as of the date of this Offering. Season 3 is currently in production. The Issuer plans to use the proceeds of this Offering to develop and market its first in-house AAA video game based on the *Invincible* universe. Accordingly, the Issuer further intends to leverage its prior video game industry experience with the surge in popularity of *Invincible* generated from the critically acclaimed animated series. The proceeds of this Offering will be used as set forth in "Use of Proceeds" below.

The Issuer's Products/Content

The Issuer is the holding company for a multi-platform entertainment enterprise which owns and operates various media franchises as well as develops content and products based on its own intellectual property and licensed

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[2] The Issuer's directly and indirectly wholly-owned subsidiaries include the following entities: (1) Bumbio LLC, a limited liability company organized in Delaware on January 17, 2017; (2) Blah Blah Boys, LLC, a limited liability company organized in Delaware on May 4, 2017; (3) Dark Stories, LLC, a limited liability company organized in California on December 19, 2013; (4) Itchy Water, LLC, a limited liability company organized in Delaware on June 30, 2016; (5) Skybound, LLC, a limited liability company organized in California on June 2, 2010; (6) Skybound Game Studios, Inc. a corporation incorporated in Delaware on September 7, 2017; (7) Skybound Interactive, LLC, a limited liability company organized in Delaware on March 11, 2014; (8) Shoe Leather Digital, Inc., a corporation organized in Delaware on August 30, 2017; (9) Skybound Stories, Inc., a corporation organized in Delaware on June 13, 2018; (10) Skybound Games Europe B.V., a company organized in the Netherlands on October 10, 2019; (11) Skybound Games UK Limited, a company organized in England and Wales on November 8, 2018; (12) Skybound Japan K.K, a corporation incorporated in Japan on September 21, 2022; (13) Tea Hot LLC, a limited liability company organized in California on March 3, 2016; (14) This is JoJo, LLC, a limited liability company organized in Delaware on December 22, 2016; (15) Viltrumite Pants, LLC, a limited liability company organized in Delaware on May 25, 2018. The Issuer, directly or indirectly, holds a majority ownership in the following entities: (1) IBO, LLC (d/b/a Skybound Music LLC), a limited liability company organized in Delaware on December 10, 2018; (2) Skybound Music Publishing LLC, a limited liability company organized in California on October 17, 2023; (3) Skybound Music Recordings LLC, a limited liability company organized in California on October 17, 2023; (4) 5th Planet Games A/S, a company organized in Denmark in 2011 (including its subsidiaries); (5) Sagafilm ehf., a company organized in Iceland in 1978 (including its subsidiaries); (6) Skybound Galactic, LLC, a limited liability company organized in Delaware on March 28, 2018; (7) Spacebound, LLC, a limited liability company organized in Delaware on February 12, 2019; and (8) Superform, LLC, limited liability company organized in Delaware on August 6, 2019.

intellectual property for distribution across various platforms. The Issuer's content includes comics and other books, television series, film, video games, tabletop games, digital content and audio programming. Its most popular content and products include the following:

Media Property	Description
The Walking Dead	*The Walking Dead* is a tale of struggle and survival that has captivated the world. *The Walking Dead*, created by Robert Kirkman, is a post-apocalyptic story about the families, bonds, and trials that test those bonds in the most desperate of times. The Issuer has developed various television series, interactive games, comic series, and other media based off the *The Walking Dead*.
Invincible	Created by Robert Kirkman and Cory Walker, the comic *Invincible #1* debuted to critical acclaim on January 22, 2003. Soon after, they were joined by artist and contributing creator Ryan Ottley. Throughout its fifteen-year run, *Invincible* not only continued for a historic 144-issues but also spawned multiple spin-off series. An animated series was launched on Amazon Prime in March 2021 to critical acclaim based off this franchise. The Issuer is currently developing a AAA video game, live-action movie, and new comic book projects based off of *Invincible*.
Impact Winter	*Impact Winter* is an original podcast story of apocalypse, horror, and adventure, is a wholly original new saga created just for Audible with immersive 3D audio that dares you to pop in your earbuds and listen in the dark. Venture into an eternally sunless world of swords and crossbows; primal hunters and shape-shifters; leaders and lovers.
Energon Universe	*Void Rivals, Transformers, Duke, Cobra Commander, Destro and Scarlett* are licensed comic book series published by the Issuer that combine the ever-popular Hasbro brands, *Transformers* and *G.I. Joe*, to form the Energon Universe, along with new concepts developed in partnership by Hasbro and the Issuer.
Superfight	*Superfight* is a party card game in which players have to make a combination of cards that represent their own superpowers and face off against a villain in the same fashion, and the players must then argue about how their created superhero can defeat other heroes, or a villain character depending on the game mode being played.

The above is intended to be a non-exhaustive description of the Issuer's most popular media franchises upon which it primarily focuses its business efforts, but in addition to the above, the Issuer from time to time also produces and develops media content and other products based on its other intellectual property listed in "Intellectual Property" below or other licensed intellectual property.

Customer Base

The Issuer develops and produces content in several forms of media such as television, film, video games, comic books, music, and other forms of interactive entertainment. The Issuer's target audience generally consists of millennials and Gen Z, but we aim to produce content that appeals to all demographics.

Invincible attracts a critical, hard to reach audience which predominantly consists of males 18 – 34 (90% male / 10% female). These consumers:

- are heavily interested in genre content, which is a key pillar for engagement on streaming services and gaming platforms;
- identify as gamers, over-indexing the average audience 4.25x; by 2x in how much they spend on video games vs. anything else; and in the last six months spent 2.24x on video games and hardware than the average person;
- are tech savvy, and identify as entertainment junkies, leisure collectors, sports enthusiasts, and comic book readers; and
- are dedicated, influential, and consumers of a wide variety of products across tech, entertainment, and more.

Intellectual Property[3]

Registered Trademarks and Trademark Applications:

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
DISSECTING FEAR	AUSTRALIA	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	AUSTRALIA	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
	AUSTRALIA	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
TRIAL BY TROLLEY	AUSTRALIA	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
ATTACK PETER	CANADA	1596457	3/3/2021	1596457	10/19/2022	REGISTERED
DISSECTING FEAR	CANADA	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	CANADA	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
RED FLAGS	CANADA	1888117	3/14/2018	1075546	3/19/2020	REGISTERED
SKYBOUND	CANADA	1807759	11/3/2016	1082456	9/30/2020	REGISTERED
SKYBOUND COMET	CANADA	2155900	12/22/2021	1203156	10/11/2023	REGISTERED
	CANADA	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
SUPERFIGHT	CANADA	1888115	3/14/2018	1082537	9/30/2020	REGISTERED
	CANADA	1807760	11/3/2016	1126605	4/21/2022	REGISTERED
TRIAL BY TROLLEY	CANADA	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
SKYBOUND	CHINA	20058741	5/24/2016	20058741	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058742	5/24/2016	20058742	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058743	5/24/2016	20058743	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058744	5/24/2016	20058744	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058745	5/24/2016	20058745	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058746	5/24/2016	20058746	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058747	5/24/2016	20058747	9/28/2017	REGISTERED
SKYBOUND	CHINA	20058748	5/24/2016	20058748	7/14/2017	REGISTERED
SURVIVORS	CHINA	23318976	3/29/2017	23318976	3/21/2018	REGISTERED
	CHINA	65488837	6/23/2022	65488837	12/7/2022	REGISTERED
DISSECTING FEAR	EUROPEAN UNION	1534358	1/20/2020	1534358	1/20/2020	REGISTERED









[3] Unless otherwise noted, this section reflects the owned intellectual property of the Issuer and its wholly-owned subsidiaries. Either Skybound, LLC and Shoe Leather Digital, Inc. (each, a wholly-owned subsidiary of the Issuer) is the owner of the listed owned intellectual property. The Issuer and its subsidiaries also license certain intellectual property from third parties.

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
INFINITE VACATION	EUROPEAN UNION	018599028	11/12/2021			OPPOSED
	EUROPEAN UNION	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
	EUROPEAN UNION	018101634	7/30/2019	018101634	2/22/2020	REGISTERED
	EUROPEAN UNION	015990443	11/2/2016	015990443	4/18/2017	REGISTERED
TRIAL BY TROLLEY	EUROPEAN UNION	018142025	10/23/2019	018142025	2/13/2020	REGISTERED
SKYBOUND	JAPAN	2016122654	11/4/2016	5959979	6/30/2017	REGISTERED
	JAPAN	2016122655	11/4/2016	6020205	2/16/2018	REGISTERED
TRIAL BY TROLLEY	JAPAN	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
DISSECTING FEAR	NEW ZEALAND	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	NEW ZEALAND	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
	NEW ZEALAND	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
ATTACK PETER	UNITED KINGDOM	1596457	3/3/2021	1596457	3/3/2021	REGISTERED
DISSECTING FEAR	UNITED KINGDOM	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
INFINITE VACATION	UNITED KINGDOM	UK00003720909	11/12/2021	UK00003720909	2/4/2022	REGISTERED
	UNITED KINGDOM	1649192	12/22/2021	1649192	12/22/2021	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	UNITED KINGDOM	UK00918101634	7/30/2019	UK00918101634	2/22/2020	REGISTERED
	UNITED KINGDOM	UK00915990443	11/2/2016	UK00915990443	4/18/2017	REGISTERED
TRIAL BY TROLLEY	UNITED KINGDOM	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
TRIAL BY TROLLEY	UNITED KINGDOM	UK00918142025	10/23/2019	UK00918142025	2/13/2020	REGISTERED
ATTACK PETER	UNITED STATES	90159397	9/4/2020	6577766	11/30/2021	REGISTERED
ATTACK PETER	UNITED STATES	90159435	9/4/2020	6376817	6/8/2021	REGISTERED
ATTACK PETER	UNITED STATES	90159455	9/4/2020	6345964	5/11/2021	REGISTERED
DISSECTING FEAR	UNITED STATES	88573597	8/9/2019	6006855	3/10/2020	REGISTERED
GAMMA RAY	UNITED STATES	90272292	10/22/2020	6418220	7/13/2021	REGISTERED
GammaRay	UNITED STATES	87862926	4/4/2018	6228418	12/22/2020	REGISTERED
GammaRay	UNITED STATES	87982476	4/4/2018	5985285	2/11/2020	REGISTERED
IMPACT WINTER	UNITED STATES	97474849	6/24/2022			ALLOWED
IMPACT WINTER	UNITED STATES	97475212	6/24/2022			ALLOWED
IMPACT WINTER	UNITED STATES	97475234	6/24/2022			ALLOWED
POPCRAFT	UNITED STATES	88569734	8/7/2019	6006645	3/10/2020	REGISTERED
RED FLAGS	UNITED STATES	87832057	3/13/2018	5585556	10/16/2018	REGISTERED
SKYBOUND	UNITED STATES	87023853	5/3/2016	5788130	6/25/2019	REGISTERED
SKYBOUND	UNITED STATES	87979582	5/3/2016	5699374	3/12/2019	REGISTERED
SKYBOUND	UNITED STATES	97430018	5/26/2022			ALLOWED
SKYBOUND (logo)	UNITED STATES	97031414	9/16/2021	6871527	10/11/2022	REGISTERED
SKYBOUND COMET	UNITED STATES	90795075	6/25/2021	7037999	4/25/2023	REGISTERED
SKYBOUND COMET	UNITED STATES	90795081	6/25/2021	7076209	6/6/2023	REGISTERED
SKYBOUND COMET	UNITED STATES	90795089	6/25/2021	7038000	4/25/2023	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	UNITED STATES	90795125	6/25/2021	7038001	4/25/2023	REGISTERED
	UNITED STATES	90795136	6/25/2021	7076210	6/6/2023	REGISTERED
	UNITED STATES	90795153	6/25/2021	7038002	4/25/2023	REGISTERED
SKYBOUND ENTERTAINMENT	UNITED STATES	97421546	5/20/2022	6895343	11/8/2022	REGISTERED
SKYBOUND ENTERTAINMENT	UNITED STATES	97596408	9/19/2022	7195693	10/17/2023	REGISTERED
	UNITED STATES	90546902	2/25/2021	6636777	2/8/2022	REGISTERED
	UNITED STATES	90546938	2/25/2021	6636778	2/8/2022	REGISTERED
	UNITED STATES	97429995	5/26/2022	6895347	11/8/2022	REGISTERED
SPIRITS OF THE APOCALYPSE	UNITED STATES	88155750	10/15/2018	5956921	1/7/2020	REGISTERED
SUPERFIGHT	UNITED STATES	86374896	8/22/2014	4860653	11/24/2015	REGISTERED
	UNITED STATES	87023862	5/3/2016	5836431	8/13/2019	REGISTERED
THIEF OF THIEVES	UNITED STATES	85980174	2/16/2012	4430107	11/5/2013	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
THIEF OF THIEVES	UNITED STATES	86520589	1/31/2015	5570894	9/25/2018	REGISTERED
TRIAL BY TROLLEY	UNITED STATES	88468301	6/11/2019	6009611	3/10/2020	REGISTERED
ATTACK PETER	WIPO	A0106087	3/3/2021	1596457	3/3/2021	REGISTERED
DISSECTING FEAR	WIPO	A0093421	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	WIPO	A0093420	1/20/2020	1534433	1/20/2020	REGISTERED
	WIPO	A0117656	12/22/2021	1649192	12/22/2021	REGISTERED
TRIAL BY TROLLEY	WIPO	A0092061	11/27/2019	1506418	11/27/2019	REGISTERED

Master Trademark License:

Robert Kirkman, via his entity Robert Kirkman, LLC, is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidary of the Issuer) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

Registered Copyrights and Copyright Applications:

Title:	Issue Registered:	Registration No. or Document No.:	Registration Date or Recordation Date:	Publication Date or Execution Date:	Nation of First Publication:
Assassin Nation	vol. 1, no. 1	TX0008740189	4/25/2019	3/13/2019	United States
Assassin Nation	vol. 1, no. 2	TX0008785978	7/23/2019	4/17/2019	United States
Assassin Nation	vol. 1, no. 3	TX0008785977	7/23/2019	5/22/2019	United States
Assassin Nation	vol. 1, no. 4	TX0008785968	7/23/2019	6/19/2019	United States
Assassin Nation	vol. 1, no. 5	TX0008811802	10/25/2019	7/17/2019	United States
Birthright	vol. 1, no. 1	TX0007975623	2/4/2015	10/8/2014	United States
Birthright	vol. 1, no. 2	TX0007980763	2/2/2015	11/5/2014	United States
Birthright	vol. 1, no. 3	TX0007980771	2/2/2015	12/3/2014	United States
Birthright	vol. 1, no. 4	TX0008740630	4/25/2019	1/7/2015	United States
Birthright	vol. 1, no. 5	TX0008054843	6/26/2015	2/4/2015	United States
Birthright	vol. 1, no. 6	TX0008054869	6/26/2015	4/8/2015	United States

Birthright	vol. 1, no. 7	TX0008081988	8/24/2015	5/13/2015	United States
Birthright	vol. 1, no. 8	TX0008081972	8/24/2015	6/10/2015	United States
Birthright	vol. 1, no. 9	TX0008081961	8/24/2015	7/22/2015	United States
Birthright	vol. 1, no. 10	TX0008081959	8/24/2015	8/19/2015	United States
Birthright	vol. 1, no. 11	TX0008171258	12/11/2015	11/11/2015	United States
Birthright	vol. 1, no. 12	TX0008169223	3/17/2016	12/9/2015	United States
Birthright	vol. 1, no. 13	TX0008169220	3/17/2016	1/13/2016	United States
Birthright	vol. 1, no. 14	TX0008169222	3/17/2016	2/17/2016	United States
Birthright	vol. 1, no. 15	TX0008355586	4/7/2017	3/23/2016	United States
Birthright	vol. 1, no. 16	TX0008315020	8/15/2016	6/8/2016	United States
Birthright	vol. 1, no. 17	TX0008315022	8/15/2016	7/13/2016	United States
Birthright	vol. 1, no. 18	TX0008340530	11/22/2016	8/10/2016	United States
Birthright	vol. 1, no. 19	TX0008340531	11/22/2016	9/14/2016	United States
Birthright	vol. 1, no. 20	TX0008340533	11/22/2016	10/26/2016	United States
Birthright	vol. 1, no. 21	TX0008355585	4/7/2017	1/11/2017	United States
Birthright	vol. 1, no. 22	TX0008355579	4/7/2017	2/8/2017	United States
Birthright	vol. 1, no. 23	TX0008355576	4/7/2017	3/22/2017	United States
Birthright	vol. 1, no. 24	TX0008411567	7/31/2017	5/17/2017	United States
Birthright	vol. 1, no. 25	TX0008411568	7/31/2017	6/14/2017	United States
Birthright	vol. 1, no. 26	TX0008549793	11/7/2017	9/13/2017	United States
Birthright	vol. 1, no. 27	TX0008549772	11/7/2017	10/11/2017	United States
Birthright	vol. 1, no. 28	TX0008550900	12/28/2017	11/8/2017	United States

Birthright	vol. 1, no. 29			1/3/2018	United States
Birthright	vol. 1, no. 30			2/21/2018	United States
Birthright	vol. 1, no. 31	TX0008740614	4/25/2019	9/12/2018	United States
Birthright	vol. 1, no. 32	TX0008740634	4/25/2019	10/10/2018	United States
Birthright	vol. 1, no. 33	TX0008740606	4/25/2019	11/14/2018	United States
Birthright	vol. 1, no. 34	TX0008740603	4/25/2019	12/12/2018	United States
Birthright	vol. 1, no. 35	TX0008740583	4/25/2019	1/9/2019	United States
Birthright	vol. 1, no. 36	TX0008785942	7/23/2019	6/5/2019	United States
Birthright	vol. 1, no. 37	TX0008811730	10/25/2019	7/3/2019	United States
Birthright	vol. 1, no. 38	TX0008811736	10/25/2019	8/7/2019	United States
Birthright	vol. 1, no. 39	TX0008807514	10/25/2019	9/4/2019	United States
Birthright	vol. 1, no. 40	TX0008968634	2/7/2020	10/2/2019	United States
Birthright	vol. 1, no. 41			2/5/2020	United States
Birthright	vol. 1, no. 42			3/4/2020	United States
Birthright	vol. 1, no. 43			5/20/2020	United States
Birthright	vol. 1, no. 44			6/17/2020	United States
Birthright	vol. 1, no. 45			7/22/2020	United States
Birthright	vol. 1, no. 46			2/10/2021	United States
Birthright	vol. 1, no. 47			3/10/2021	United States
Birthright	vol. 1, no. 48			4/14/2021	United States
Birthright	vol. 1, no. 49			5/12/2021	United States
Birthright	vol. 1, no. 50			6/9/2021	United States
Clone	vol. 1, no. 2	TX0008019124	1/18/2013	12/12/2012	United States

Clone	vol. 1, no. 3	TX0007640626	1/18/2013	1/9/2013	United States
Clone	vol. 1, no. 4	TX0008739011	4/25/2019	2/13/2013	United States
Clone	vol. 1, no. 5	TX0007700492	6/17/2013	5/22/2013	United States
Clone	vol. 1, no. 6	TX0007700481	6/17/2013	4/24/2013	United States
Clone	vol. 1, no. 7	TX0007731396	8/8/2013	5/29/2013	United States
Clone	vol. 1, no. 8	TX0007731393	8/8/2013	6/26/2013	United States
Clone	vol. 1, no. 9	TX0007731395	8/8/2013	7/24/2013	United States
Clone	vol. 1, no. 10	TX0007756160	11/4/2013	9/11/2013	United States
Clone	vol. 1, no. 11	TX0007794931	1/9/2014	10/23/2013	United States
Clone	vol. 1, no. 12	TX0007804585	2/17/2014	11/20/2013	United States
Clone	vol. 1, no. 13	TX0007804588	2/17/2014	12/18/2013	United States
Clone	vol. 1, no. 14	TX0007804513	2/17/2014	1/15/2014	United States
Clone	vol. 1, no. 15	TX0007822473	3/14/2014	3/5/2014	United States
Clone	vol. 1, no. 16	TX0007851350	5/21/2014	5/7/2014	United States
Clone	vol. 1, no. 17	TX0007914946	6/11/2014	6/4/2014	United States
Clone	vol. 1, no. 18	TX0007979979	1/15/2015	7/2/2014	United States
Clone	vol. 1, no. 19	TX0008048606	6/29/2015	8/6/2014	United States
Clone	vol. 1, no. 20	TX0007979978	1/15/2015	9/17/2014	United States
Crude	vol. 1, no. 1	TX0008652052	8/22/2018	4/11/2018	United States

Crude	vol. 1, no. 2	TX0008652059	8/22/2018	5/16/2018	United States
Crude	vol. 1, no. 3	TX0008652108	8/22/2018	6/20/2018	United States
Crude	vol. 1, no. 4	TX0008652095	8/22/2018	7/18/2018	United States
Crude	vol. 1, no. 5	TX0008652082	8/22/2018	8/15/2018	United States
Crude	vol. 1, no. 6	TX0008741311	4/16/2019	9/19/2018	United States
Dead Body Road	vol. 1, no. 1	TX0007794940	1/9/2014	12/11/2013	United States
Dead Body Road	vol. 1, no. 2	TX0007804530	2/17/2014	1/22/2014	United States
Dead Body Road	vol. 1, no. 3	TX0007817048	3/17/2014	2/26/2014	United States
Dead Body Road	vol. 1, no. 4	TX0007844513	4/17/2014	3/26/2014	United States
Dead Body Road	vol. 1, no. 5	TX0007914954	6/9/2014	4/24/2014	United States
Dead Body Road	vol. 1, no. 6	TX0007914952	6/9/2014	5/28/2014	United States
Dead Body Road: Bad Blood	vol. 1, no. 1		6/24/2020	6/24/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 2		7/29/2020	7/29/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 3		8/26/2020	8/26/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 4		9/23/2020	9/23/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 5		10/28/2020	10/28/2020	United States

Dead Body Road: Bad Blood	vol. 1, no. 6		12/2/2020	12/2/2020	United States
Delusion: Lies Within	N/A	PAu003878855	3/21/2017	N/A	N/A
Demonic	vol. 1, no. 1	TX0008340520	11/22/2016	8/17/2016	United States
Demonic	vol. 1, no. 2	TX0008340519	11/22/2016	9/21/2016	United States
Demonic	vol. 1, no. 3	TX0008340518	11/22/2016	10/19/2016	United States
Demonic	vol. 1, no. 4	TX0008340515	11/22/2016	11/16/2016	United States
Demonic	vol. 1, no. 5	TX0008355608	4/7/2017	12/21/2016	United States
Demonic	vol. 1, no. 6	TX0008355605	4/7/2017	1/18/2017	United States
Evolution	vol. 1, no. 1	TX0008550881	12/28/2017	11/15/2017	United States
Evolution	vol. 1, no. 2	TX0008550876	12/28/2017	12/20/2017	United States
Evolution	vol. 1, no. 3			1/17/2018	United States
Evolution	vol. 1, no. 4			2/21/2018	United States
Evolution	vol. 1, no. 5			3/21/2018	United States
Evolution	vol. 1, no. 6	TX0008695699	9/7/2018	4/18/2018	United States
Evolution	vol. 1, no. 7	TX0008652104	8/22/2018	6/20/2018	United States

Evolution	vol. 1, no. 8	TX0008652099	8/22/2018	7/18/2018	United States
Evolution	vol. 1, no. 9	TX0008652086	8/22/2018	8/15/2018	United States
Evolution No. 10	vol. 1, no. 10	TX0008741324	4/25/2019	9/28/2018	United States
Evolution No. 11	vol. 1, no. 11	TX0008741601	4/25/2019	10/17/2018	United States
Evolution No. 12	vol. 1, no. 12	TX0008741560	4/25/2019	11/21/2018	United States
Evolution	vol. 1, no. 13	TX0008741554	4/25/2019	1/16/2019	United States
Evolution	vol. 1, no. 14	TX0008741550	4/25/2019	2/20/2019	United States
Evolution	vol. 1, no. 15	TX0008741496	4/25/2019	3/20/2019	United States
Evolution	vol. 1, no. 17	TX0008807469	10/25/2019	7/17/2019	United States
Evolution	vol. 1, no. 18	TX0008807465	10/25/2019	9/25/2019	United States
Excellence	vol. 1, no. 1	TX0008781348	7/24/2019	5/8/2019	United States
Excellence	vol. 1, no. 2	TX0008781350	7/24/2019	6/19/2019	United States
Excellence	vol. 1, no. 3	TX0008807444	10/25/2019	7/17/2019	United States
Excellence	vol. 1, no. 4	TX0008809143	10/25/2019	8/21/2019	United States
Excellence	vol. 1, no. 5	TX0008809146	10/25/2019	9/18/2019	United States
Excellence	vol. 1, no. 6	TX0008968648	2/7/2020	10/16/2019	United States
Excellence	vol. 1, no. 7			6/10/2020	United States
Excellence	vol. 1, no. 8			7/8/2020	United States
Excellence	vol. 1, no. 9			8/12/2020	United States
Excellence	vol. 1, no. 10			2/17/2021	United States

Excellence	vol. 1, no. 11			9/8/2021	United States
Excellence	vol. 1, no. 12			1/19/2022	United States
Extremity	vol. 1, no. 1	TX0008355592	4/7/2017	3/1/2017	United States
Extremity	vol. 1, no. 2	TX0008411579	7/31/2017	4/5/2017	United States
Extremity	vol. 1, no. 3	TX0008411580	7/31/2017	5/3/2017	United States
Extremity	vol. 1, no. 4	TX0008411581	7/31/2017	6/7/2017	United States
Extremity	vol. 1, no. 5	TX0008411582	7/31/2017	7/5/2017	United States
Extremity	vol. 1, no. 6	TX0008551038	11/7/2017	8/2/2017	United States
Extremity	vol. 1, no. 7	TX0008549797	11/7/2017	10/4/2017	United States
Extremity	vol. 1, no. 8	TX0008550954	12/28/2017	11/1/2017	United States
Extremity	vol. 1, no. 9	TX0008550913	12/28/2017	12/6/2017	United States
Extremity	vol. 1, no. 10			1/3/2018	
Extremity	vol. 1, no. 11			2/7/2018	
Extremity	vol. 1, no. 12			3/7/2018	
Gasolina	vol. 1, no. 1	TX0008549807	11/7/2017	9/20/2017	United States
Gasolina	vol. 1, no. 2	TX0008549808	11/7/2017	10/25/2017	United States
Gasolina	vol. 1, no. 3	TX0008550917	12/28/2017	11/22/2017	United States
Gasolina	vol. 1, no. 4			12/27/2017	
Gasolina	vol. 1, no. 5			1/24/2018	
Gasolina	vol. 1, no. 6			2/28/2018	
Gasolina	vol. 1, no. 7	TX0008647852	8/22/2018	4/25/2018	United States

Gasolina	vol. 1, no. 8	TX0008647848	8/22/2018	5/23/2018	United States
Gasolina	vol. 1, no. 9	TX0008652090	8/22/2018	6/27/2018	United States
Gasolina	vol. 1, no. 10	TX0008739081	4/25/2019	7/25/2018	United States
Gasolina	vol. 1, no. 11	TX0008737261	4/25/2019	8/22/2018	United States
Gasolina	vol. 1, no. 12	TX0008737256	4/25/2019	9/26/2018	United States
Gasolina	vol. 1, no. 13	TX0008737247	4/25/2019	12/5/2018	United States
Gasolina	vol. 1, no. 14	TX0008737236	4/25/2019	1/2/2019	United States
Gasolina	vol. 1, no. 15	TX0008739088	4/25/2019	2/6/2019	United States
Gasolina	vol. 1, no. 16	TX0008739097	4/25/2019	3/6/2019	United States
Gasolina	vol. 1, no. 17	TX0008780927	7/24/2019	4/3/2019	United States
Gasolina	vol. 1, no. 18	TX0008781351	7/24/2019	5/22/2019	United States
Ghosted	vol. 1, no. 1	TX0007731402	8/8/2013	7/10/2013	United States
Ghosted	vol. 1, no.2	TX0007743444	8/30/2013	8/14/2013	United States
Ghosted	vol. 1, no. 3	TX0007756159	11/4/2013	9/11/2013	United States
Ghosted	vol. 1, no. 4	TX0007756162	11/4/2013	10/9/2013	United States
Ghosted	vol. 1, no. 5	TX0007794938	1/9/2014	11/6/2013	United States
Ghosted	vol. 1, no. 6	TX0007804524	2/17/2014	1/15/2014	United States
Ghosted	vol. 1, no. 7	TX0007814992	3/5/2014	2/19/2014	United States
Ghosted	vol. 1, no. 8	TX0007844524	4/17/2014	3/19/2014	United States

Ghosted	vol. 1, no. 9	TX0007851348	5/21/2014	4/23/2014	United States
Ghosted	vol. 1, no. 10	TX0007854246	5/30/2014	5/21/2014	United States
Ghosted	vol. 1, no. 11	TX0007983078	1/28/2015	7/9/2014	United States
Ghosted	vol. 1, no. 12	TX0007914697	8/28/2014	8/13/2014	United States
Ghosted	vol. 1, no. 13	TX0007952224	12/11/2014	9/10/2014	United States
Ghosted	vol. 1, no. 14	TX0007979961	1/15/2015	10/1/2014	United States
Ghosted	vol. 1, no. 14	TX0007980767	2/2/2015	10/8/2014	United States
Ghosted	vol. 1, no. 15	TX0008081957	8/24/2015	11/12/2014	United States
Ghosted	vol. 1, no. 16	TX0008081956	8/24/2015	1/14/2015	United States
Ghosted	vol. 1, no. 17	TX0008054845	6/26/2015	2/11/2015	United States
Ghosted	vol. 1, no. 18			3/11/2015	United States
Ghosted	vol. 1, no. 19			4/15/2015	United States
Ghosted	vol. 1, no. 20			5/20/2019	United States
Green Valley	vol. 1, no. 1	TX0008340523	11/22/2016	10/5/2016	United States
Green Valley	vol. 1, no. 2	TX0008340521	11/22/2016	11/9/2016	United States
Green Valley	vol. 1, no. 3	TX0008355541	4/7/2017	12/14/2016	United States
Green Valley	vol. 1, no. 4	TX0008355540	4/7/2017	1/11/2017	United States
Green Valley	vol. 1, no. 5	TX0008355537	4/7/2017	2/8/2017	United States
Green Valley	vol. 1, no. 6	TX0008355534	4/7/2017	3/8/2017	United States
Green Valley	vol. 1, no. 7	TX0008737324	4/25/2019	4/12/2017	United States
Green Valley	vol. 1, no. 8	TX0008737318	4/25/2019	5/10/2017	United States
Green Valley	vol. 1, no. 9			6/14/2017	
Guarding the Globe	vol. 1, no. 1			9/5/2012	

Guarding the Globe	vol. 1, no. 2			10/3/2012	
Guarding the Globe	vol. 1, no. 3	TX0007804539	2/17/2014	11/7/2012	United States
Guarding the Globe	vol. 1, no. 4	TX0007804536	2/17/2014	12/5/2012	United States
Guarding the Globe	vol. 1, no. 5	TX0007804534	2/17/2014	1/2/2013	United States
Guarding the Globe	vol. 1, no. 6	TX0007804551	2/17/2014	2/6/2013	United States
Hardcore	vol. 1, no. 1	TX0008640018	8/9/2018	5/16/2012	United States
Hardcore	vol. 1, no. 2	TX0008741471	4/25/2019	1/23/2019	United States
Hardcore	vol. 1, no. 3	TX0008741470	4/25/2019	2/27/2019	United States
Hardcore	vol. 1, no. 4	TX0008741468	4/25/2019	3/27/2019	United States
Hardcore	vol. 1, no. 5	TX0008780933	7/24/2019	4/24/2019	United States
Hardcore: Reloaded	vol. 1, no. 1	TX0008968822	2/7/2020	12/18/2019	United States
Hardcore: Reloaded	vol. 1, no. 2			1/22/2020	United States
Hardcore: Reloaded	vol. 1, no. 3			2/19/2020	United States
Hardcore: Reloaded	vol. 1, no. 4			3/18/2020	United States
Hardcore: Reloaded	vol. 1, no. 5			6/17/2020	United States
Hardcore; series of comic books/graphic novels	N/A	V9963D533	10/31/2018	10/8/2018	United States
Heart Attack	vol. 1, no. 1	TX0008968820		11/20/2019	United States
Heart Attack	vol. 1, no. 2	TX0008968569	2/7/2020	12/18/2019	United States
Heart Attack	vol. 1, no. 3			1/22/2020	United States
Heart Attack	vol. 1, no. 4			2/26/2020	United States
Heart Attack	vol. 1, no. 5			3/25/2020	United States
Heart Attack	vol. 1, no. 6			6/17/2020	United States

Horizon	vol. 1, no. 1	TX0008233056	8/10/2016	7/13/2016	United States
Horizon	vol. 1, no. 10	TX0008411564	7/31/2017	4/19/2017	United States
Horizon	vol. 1, no. 11	TX0008411565	7/31/2017	5/17/2017	United States
Horizon	vol. 1, no. 12	TX0008411566	7/31/2017	6/21/2017	United States
Horizon	vol. 1, no. 13	TX0008551046	11/7/2017	8/16/2017	United States
Horizon	vol. 1, no. 14	TX0008549790	11/7/2017	9/20/2017	United States
Horizon	vol. 1, no. 15	TX0008549775	11/7/2017	10/18/2017	United States
Horizon	vol. 1, no. 16	TX0008550922	12/28/2017	11/15/2017	United States
Horizon	vol. 1, no. 17	TX0008550926	12/28/2017	12/20/2017	United States
Horizon	vol. 1, no. 2	TX0008340547	11/22/2016	8/17/2016	United States
Horizon	vol. 1, no. 3	TX0008340548	11/22/2016	9/21/2016	United States
Horizon	vol. 1, no. 4	TX0008340549	11/22/2016	10/19/2016	United States
Horizon	vol. 1, no. 5	TX0008340524	11/22/2016	11/16/2016	United States
Horizon	vol. 1, no. 6	TX0008355550	4/7/2017	12/21/2016	United States
Horizon	vol. 1, no. 7	TX0008355549	4/7/2017	1/18/2017	United States
Horizon	vol. 1, no. 8	TX0008355546	4/7/2017	2/15/2017	United States
Horizon	vol. 1, no. 9	TX0008355544	4/7/2017	3/15/2017	United States
Horizon	vol. 1, no. 18			2/21/2018	United States
I Hate This Place	vol. 1, no. 1	1-12847644487	N/A	5/18/2022	United States
I Hate This Place	vol. 1, no. 2	1-12847804310	N/A	6/22/2022	United States
I Hate This Place	vol. 1, no. 3	1-12847804366	N/A	7/27/2022	United States

I Hate This Place	vol. 1, no. 4	1-12847843032	N/A	8/24/2022	United States
I Hate This Place	vol. 1, no. 5	1-12847871829	N/A	9/28/2022	United States
I Hate This Place	vol. 1, no. 6	1-12847872536	N/A	3/1/2023	United States
I Hate This Place	vol. 1, no. 7	1-12847872573	N/A	4/5/2023	United States
I Hate This Place	vol 1, no. 8	1-12847942286	N/A	5/3/2023	United States
I Hate This Place	vol. 1, no. 9	1-12847942363	N/A	6/7/2023	United States
I Hate This Place	vol. 1, no. 10	1-12847942390	N/A	7/5/2023	United States
Kill The Minotaur	vol. 1, no. 1	TX0008411569	7/31/2017	6/14/2017	United States
Kill The Minotaur	vol. 1, no. 2	TX0008411570	7/31/2017	7/19/2017	United States
Kill The Minotaur	vol. 1, no. 3	TX0008549787	11/7/2017	8/16/2017	United States
Kill The Minotaur	vol. 1, no. 4	TX0008526175	11/7/2017	9/20/2017	United States
Kill The Minotaur	vol. 1, no. 5	TX0008551054	11/7/2017	10/18/2017	United States
Kill the Minotaur	vol. 1, no. 6	TX0008550941	12/28/2017	11/15/2017	United States
Manifest Destiny	vol. 1, no. 1	TX0007794930	1/9/2014	11/13/2013	United States
Manifest Destiny	vol. 1, no. 2	TX0007804520	2/17/2014	12/11/2013	United States
Manifest Destiny	vol. 1, no. 3	TX0007804527	2/17/2014	1/8/2014	United States
Manifest Destiny	vol. 1, no. 4	TX0007804950	2/19/2014	2/12/2014	United States
Manifest Destiny	vol. 1, no. 5	TX0007822467	3/14/2014	3/12/2014	United States
Manifest Destiny	vol. 1, no. 6	TX0007844518	4/17/2014	4/9/2014	United States
Manifest Destiny	vol. 1, no. 7	TX0007899278	8/11/2014	6/11/2014	United States
Manifest Destiny	vol. 1, no. 8	TX0007914700	8/28/2014	7/16/2014	United States
Manifest Destiny	vol. 1, no. 8	TX0007983852	1/28/2015	7/16/2014	United States

Manifest Destiny	vol. 1, no. 9	TX0007952199	12/11/2014	8/20/2014	United States
Manifest Destiny	vol. 1, no. 10	TX0007983906	1/27/2015	9/17/2014	United States
Manifest Destiny	vol. 1, no. 11	TX0007979973	1/15/2015	9/15/2014	United States
Manifest Destiny	vol. 1, no. 12	TX0007984007	1/27/2015	12/17/2014	United States
Manifest Destiny	vol. 1, no. 13	TX0008054846	6/26/2015	2/18/2015	United States
Manifest Destiny	vol. 1, no. 14	TX0008054873	6/26/2015	4/22/2015	United States
Manifest Destiny	vol. 1, no. 15	TX0008081986	8/24/2015	6/17/2015	United States
Manifest Destiny	vol. 1, no. 16	TX0008081989	8/24/2015	8/19/2015	United States
Manifest Destiny	vol. 1, no. 17	TX0008557797	12/11/2015	9/16/2015	United States
Manifest Destiny	vol. 1, no. 17	TX0008355620	4/7/2017	9/16/2015	United States
Manifest Destiny	vol. 1, no. 18	TX0008171272	12/11/2015	10/28/2015	United States
Manifest Destiny	vol. 1, no. 19	TX0008315034	8/15/2016	5/18/2016	United States
Manifest Destiny	vol. 1, no. 20	TX0008315038	8/15/2016	6/15/2016	United States
Manifest Destiny	vol. 1, no. 21	TX0008315048	8/15/2016	7/20/2016	United States
Manifest Destiny	vol. 1, no. 22	TX0008340541	11/22/2016	8/17/2016	United States
Manifest Destiny	vol. 1, no. 23	TX0008340542	11/22/2016	9/21/2016	United States
Manifest Destiny	vol. 1, no. 24	TX0008340544	11/22/2016	10/19/2016	United States
Manifest Destiny	vol. 1, no. 25	TX0008355619	4/7/2017	1/18/2017	United States
Manifest Destiny	vol. 1, no. 26	TX0008355618	4/7/2017	2/15/2017	United States
Manifest Destiny	vol. 1, no. 27	TX0008355616	4/7/2017	3/15/2017	United States
Manifest Destiny	vol. 1, no. 28	TX0008411575	7/31/2017	5/3/2017	United States
Manifest Destiny	vol. 1, no. 29	TX0008411576	7/31/2017	6/14/2017	United States

Manifest Destiny	vol. 1, no. 30	TX0008551041	11/7/2017	8/9/2017	United States
Manifest Destiny	vol. 1, no. 31	TX0008551049	11/7/2017	10/4/2017	United States
Manifest Destiny	vol. 1, no. 32	TX0008550949	12/28/2017	11/29/2017	United States
Manifest Destiny	vol. 1, no. 33			1/24/2018	United States
Manifest Destiny	vol. 1, no. 34			3/28/2018	United States
Manifest Destiny	vol. 1, no. 35	TX0008647854	8/22/2018	5/23/2018	United States
Manifest Destiny	vol. 1, no. 36			8/15/2018	United States
Manifest Destiny	vol. 1, no. 37	TX0008968597	2/7/2020	10/23/2019	United States
Manifest Destiny	vol. 1, no. 38	TX0008968600	2/7/2020	11/6/2019	United States
Manifest Destiny	vol. 1, no. 39	TX0008968628	2/7/2020	12/4/2019	United States
Manifest Destiny	vol. 1, no. 40			1/1/2020	United States
Manifest Destiny	vol. 1, no. 41			2/5/2020	United States
Manifest Destiny	vol. 1, no. 42			3/11/2020	United States
Manifest Destiny	vol. 1, no. 43			5/26/2021	United States
Manifest Destiny	vol. 1, no. 44			6/23/2021	United States
Manifest Destiny	vol. 1, no. 45			12/29/2021	United States
Manifest Destiny	vol. 1, no. 46			5/4/2022	United States
Manifest Destiny	vol. 1, no. 47			9/21/2022	United States
Manifest Destiny	vol. 1, no. 48			12/28/2022	United States
Murder Falcon	vol. 1, no. 1	TX0008741606	4/25/2019	10/10/2018	United States
Murder Falcon	vol. 1, no. 2	TX0008741603	4/25/2019	11/14/2018	United States
Murder Falcon	vol. 1, no. 3	TX0008741608	4/25/2019	12/12/2018	United States
Murder Falcon	vol. 1, no. 4	TX0008741609	4/25/2019	1/9/2019	United States

Murder Falcon	vol. 1, no. 5	TX0008741313	4/25/2019	2/13/2019	United States
Murder Falcon	vol. 1, no. 6	TX0008741316	4/25/2019	3/13/2019	United States
Murder Falcon	vol. 1, no. 7	TX0008785946	7/23/2019	4/10/2019	United States
Murder Falcon	vol. 1, no. 8	TX0008785940	7/23/2019	5/8/2019	United States
Murderer	vol. 1, no. 1	TX0008640004	8/9/2018	12/9/2009	United States
Outer Darkness	vol. 1, no. 1	TX0008738994	4/25/2019	11/7/2018	United States
Outer Darkness	vol. 1, no. 10	TX0008811797	10/25/2019	9/11/2019	United States
Outer Darkness	vol. 1, no. 11	TX0008968573	2/7/2020	10/9/2019	United States
Outer Darkness	vol. 1, no. 12	TX0008968572	2/7/2020	11/20/2019	United States
Outer Darkness	vol. 1, no. 2	TX0008738997	4/25/2019	12/12/2018	United States
Outer Darkness	vol. 1, no. 3	TX0008738999	4/25/2019	1/9/2019	United States
Outer Darkness	vol. 1, no. 4	TX0008739002	4/25/2019	2/13/2019	United States
Outer Darkness	vol. 1, no. 5	TX0008739006	4/25/2019	3/13/2019	United States
Outer Darkness	vol. 1, no. 8	TX0008811794	10/25/2019	7/10/2019	United States
Outer Darkness	vol. 1, no. 9	TX0008811716	10/25/2019	8/14/2019	United States
Outer Darkness /Chew	vol. 1, no. 1			3/4/2020	United States
Outer Darkness /Chew	vol. 1, no. 2			5/27/2020	United States
Outer Darkness /Chew	vol. 1, no. 3			6/24/2020	United States
Outpost Zero	vol. 1, no. 1	TX0008652064	8/22/2018	7/11/2018	United States
Outpost Zero	vol. 1, no. 10	TX0008809147	10/25/2019	7/19/2019	United States

Outpost Zero	vol. 1, no. 11	TX0008809156	10/25/2019	7/17/2019	United States
Outpost Zero	vol. 1, no. 12	TX0008811706	10/25/2019	8/21/2019	United States
Outpost Zero	vol. 1, no. 13	TX0008811710	10/25/2019	9/18/2019	United States
Outpost Zero	vol. 1, no. 14			12/18/2019	United States
Outpost Zero	vol. 1, no. 2	TX0008647957	8/22/2018	8/8/2018	United States
Outpost Zero	vol. 1, no. 3	TX0008741463	4/25/2019	9/5/2018	United States
Outpost Zero	vol. 1, no. 4	TX0008741361	4/25/2019	10/10/2018	United States
Outpost Zero	vol. 1, no. 5	TX0008741462	4/25/2019	12/19/2018	United States
Outpost Zero	vol. 1, no. 6	TX0008741351	4/25/2019	1/16/2019	United States
Outpost Zero	vol. 1, no. 7	TX0008741338	4/25/2019	2/20/2019	United States
Outpost Zero	vol. 1, no. 8	TX0008741327	4/25/2019	3/20/2019	United States
Outpost Zero	vol. 1, no. 9	TX0008785955	7/23/2019	4/17/2019	United States
Reaver	vol. 1, no. 1	TX0008809144	10/25/2019	7/10/2019	United States
Reaver	vol. 1, no. 2	TX0008807473	10/25/2019	8/14/2019	United States
Reaver	vol. 1, no. 3	TX0008811719	10/25/2019	9/11/2019	United States
Reaver	vol. 1, no. 4	TX0008968589	2/7/2020	10/9/2019	United States
Reaver	vol. 1, no. 5	TX0008968594	2/7/2020	11/13/2019	United States
Reaver	vol. 1, no. 6	TX0008968585	2/7/2020	12/11/2020	United States
Reaver	vol. 1, no. 7			3/11/2020	United States
Reaver	vol. 1, no. 8			6/3/2020	United States
Reaver	vol. 1, no. 9			7/1/2020	United States

Reaver	vol. 1, no. 10			8/5/2020	United States
Reaver	vol. 1, no. 11			9/9/2020	United States
Redneck	vol. 1, no. 1	TX0008411583	7/31/2017	4/19/2017	United States
Redneck	vol. 1, no. 2	TX0008411585	7/31/2017	5/24/2017	United States
Redneck	vol. 1, no. 3	TX0008411586	7/31/2017	6/28/2017	United States
Redneck	vol. 1, no. 4	TX0008411587	7/31/2017	7/26/2017	United States
Redneck	vol. 1, no. 5	TX0008549805	11/7/2017	8/23/2017	United States
Redneck	vol. 1, no. 6	TX0008549770	11/7/2017	9/27/2017	United States
Redneck	vol. 1, no. 7	TX0008549768	12/28/2017	11/22/2017	United States
Redneck	vol. 1, no. 8			12/27/2017	United States
Redneck	vol. 1, no. 9			1/24/2018	United States
Redneck	vol. 1, no. 10			2/28/2018	United States
Redneck	vol. 1, no. 11			3/28/2018	United States
Redneck	vol. 1, no. 12	TX0008647965	8/22/2018	4/25/2018	United States
Redneck	vol. 1, no. 13	TX0008647939	8/22/2018	7/25/2018	United States
Redneck	vol. 1, no. 14	TX0008738471	4/25/2019	8/22/2018	United States
Redneck	vol. 1, no. 15	TX0008738431	4/25/2019	9/28/2018	United States
Redneck	vol. 1, no. 16	TX0008738405	4/25/2019	10/24/2018	United States
Redneck	vol. 1, no. 17	TX0008738403	4/25/2019	11/28/2018	United States
Redneck	vol. 1, no. 18	TX0008738394	4/25/2019	1/2/2019	United States
Redneck	vol. 1, no. 19	TX0008780923	7/24/2019	4/24/2019	United States

Redneck	vol. 1, no. 20	TX0008781352	7/24/2019	5/22/2019	United States
Redneck	vol. 1, no. 21	TX0008781354	7/24/2019	6/26/2019	United States
Redneck	vol. 1, no. 22	TX0008811741	10/25/2019	7/24/2019	United States
Redneck	vol. 1, no. 23	TX0008811747	10/25/2019	9/4/2019	United States
Redneck	vol. 1, no. 24			10/9/2019	United States
Redneck	vol. 1, no. 25			1/29/2020	United States
Redneck	vol. 1, no. 26			2/26/2020	United States
Redneck	vol. 1, no. 27			6/24/2020	United States
Redneck	vol. 1, no. 28			10/14/2020	United States
Redneck	vol. 1, no. 29			12/23/2020	United States
Redneck	vol. 1, no. 30			2/24/2021	United States
Redneck	vol. 1, no. 31			12/1/2021	United States
Redneck	vol. 1, no. 32			2/9/2022	United States
Redneck; comic book series	N/A	V9957D788	4/17/2018	2/5/2018	United States
Resume with Monsters	N/A	PAu003891808	8/18/2017		United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 1			6/9/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 2			7/14/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 3			8/11/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 4			9/8/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 5			10/13/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 6			11/10/2021	United States
Skybound X	vol. 1, no. 1			7/7/2021	United States
Skybound X	vol. 1, no. 2			7/14/2021	United States
Skybound X	vol. 1, no. 3			7/21/2021	United States

Skybound X	vol. 1, no. 4			7/28/2021	United States
Skybound X	vol. 1, no. 5			8/4/2021	United States
Slots	vol. 1, no. 1	TX0008549801	11/7/2017	10/4/2017	United States
Slots	vol. 1, no. 2	TX0008550935	12/28/2017	11/8/2017	United States
Slots	vol. 1, no. 3	TX0008550938	12/28/2017	12/13/2017	United States
Slots	vol. 1, no. 4			1/10/2018	United States
Slots	vol. 1, no. 5			2/14/2018	United States
Slots	vol. 1, no. 6			3/14/2018	United States
Stealth	vol. 1, no. 1	TX0008640008	8/9/2018	5/5/2010	United States
Stealth	vol. 1, no. 1			3/11/2020	United States
Stealth	vol. 1, no. 2			6/10/2020	United States
Stealth	vol. 1, no. 3			7/8/2020	United States
Stealth	vol. 1, no. 4			8/12/2020	United States
Stealth	vol. 1, no. 5			9/9/2020	United States
Stealth	vol. 1, no. 6			10/14/2020	United States
Stellar	vol. 1, no. 1				
Stellar	vol. 1, no. 1	TX0008647843	8/22/2018	6/13/2018	United States
Stellar	vol. 1, no. 2	TX0008652088	8/22/2018	7/18/2018	United States

Stellar	vol. 1, no. 3	TX0008652057	8/22/2018	8/15/2018	United States
Stellar	vol. 1, no. 4	TX0008738482	4/25/2019	9/19/2018	United States
Stellar	vol. 1, no. 5	TX0008738481	4/25/2019	10/17/2018	United States
Stellar	vol. 1, no. 6	TX0008738476	4/25/2019	11/21/2018	United States
Stillwater	vol. 1, no. 1			9/16/2020	United States
Stillwater	vol. 1, no. 2			10/21/2020	United States
Stillwater	vol. 1, no. 3			11/18/2020	United States
Stillwater	vol. 1, no. 4			12/16/2020	United States
Stillwater	vol. 1, no. 5			1/20/2021	United States
Stillwater	vol. 1, no. 6			2/27/2021	United States
Stillwater	vol. 1, no. 7			5/19/2021	United States
Stillwater	vol. 1, no. 8			6/16/2021	United States
Stillwater	vol. 1, no. 9			8/4/2021	United States
Stillwater	vol. 1, no. 10			9/22/2021	United States
Stillwater	vol. 1, no. 11			11/10/2021	United States
Stillwater	vol. 1, no. 12			1/12/2022	United States
Stillwater	vol. 1, no. 13			5/25/2022	United States
Stillwater	vol. 1, no. 14			8/3/2022	United States
Stillwater	vol. 1, no. 15			9/28/2022	United States
Stillwater	vol. 1, no. 16			11/30/222	United States
Stillwater	vol. 1, no. 17			1/4/2023	United States

Stillwater	vol. 1, no. 18			4/5/2023	United States
Summoners War: Legacy	vol. 1, no. 1			4/28/2021	United States
Summoners War: Legacy	vol. 1, no. 2			5/26/2021	United States
Summoners War: Legacy	vol. 1, no. 3			6/23/2021	United States
Summoners War: Legacy	vol. 1, no. 4			7/28/2021	United States
Summoners War: Legacy	vol. 1, no. 5			8/25/2021	United States
Summoners War: Legacy	vol. 1, no. 6			9/22/2021	United States
Tech Jacket	vol. 1, no. 10	TX0008739018	4/25/2019	6/17/2015	United States
Thief of Thieves	vol. 1, no. 1	TX0007512036	3/27/2012	2/8/2012	United States
Thief of Thieves	vol. 1, no. 12	TX0007681753	4/22/2013	2/20/2013	United States
Thief of Thieves	vol. 1, no. 13	TX0007701253	5/20/2013	4/17/2013	United States
Thief of Thieves	vol. 1, no. 14	TX0007731398	8/8/2013	5/29/2013	United States
Thief of Thieves	vol. 1, no. 15	TX0007743423	8/30/2013	7/20/2013	United States
Thief of Thieves	vol. 1, no. 16	TX0008132807	12/10/2015	8/21/2013	United States
Thief of Thieves	vol. 1, no. 17	TX0007756164	11/4/2013	10/16/2013	United States
Thief of Thieves	vol. 1, no. 18	TX0007794932	1/9/2014	11/27/2013	United States
Thief of Thieves	vol. 1, no. 30	TX0008132806	12/10/2015	8/26/2015	United States
Thief of Thieves	vol. 1, no. 31	TX0008132805	12/10/2015	9/23/2015	United States
Thief of Thieves	vol. 1, no. 32	TX0008233058	8/10/2016	6/22/2016	United States
Thief of Thieves	vol. 1, no. 33	TX0008233062	8/10/2016	7/27/2016	United States
Thief of Thieves	vol. 1, no. 34	TX0008340535	11/22/2016	8/24/2016	United States
Thief of Thieves	vol. 1, no. 35	TX0008340536	11/22/2016	9/28/2016	United States

Thief of Thieves	vol. 1, no. 36	TX0008340538	11/22/2016	10/26/2016	United States
Thief of Thieves	vol. 1, no. 37	TX0008355573	4/7/2017	11/23/2016	United States
Thief of Thieves	vol. 1, no. 38	TX0008652074	8/22/2018	7/4/2018	United States
Thief of Thieves	vol. 1, no. 39	TX0008647942	8/22/2018	8/1/2018	United States
Thief of Thieves	vol. 1, no. 40	TX0008740186	4/25/2019	9/5/2018	United States
Thief of Thieves	vol. 1, no. 41	TX0008740179	4/25/2019	10/3/2018	United States
Thief of Thieves	vol. 1, no. 42	TX0008740178	4/25/2019	11/14/2018	United States
Thief of Thieves	vol. 1, no. 43	TX0008780946	7/24/2019	6/26/2019	United States
Thief of thieves / Reg. television program	N/A	V9936D095	7/8/2016	Date of Certification 7/72016	United States
Thief of thieves: issue: vol 1, no 26 & 3 other titles	N/A	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 26 / Reg. TX8090926	vol. 1, no. 26	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 27 / Reg. TX8090924	vol. 1, no. 27	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 28 / Reg. TX8111530	vol. 1, no. 28	V9930D992	12/10/2015	12/5/2015	United States
Thief of thieves: issue: vol 1, no 29 / Reg. TX8111526	vol. 1, no. 29	V9930D991	12/10/2015	12/4/2015	United States
Thief of Thieves: issue: vol. 1., no. 1 & 17 / Reg. TX7512036	N/A	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 1 & 17 other titles	N/A	V9926D411	6/25/2015	6/23/2015	United States

Thief of Thieves: issue: vol. 1., no. 10 / Reg. TX7640545	vol. 1, no. 10	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 11 / Reg. TX7640555	vol. 1, no. 11	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 19 / Reg. TX7822457	vol. 1, no. 19	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 2 / Reg. TX7512035	vol. 1, no. 2	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 20 / Reg. TX7851358	vol. 1, no. 20	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 21 / Reg. TX7914955	vol. 1, no. 21	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 22 / Reg. TX7899270	vol. 1,no. 22	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 23 / Reg. TX7914695	vol. 1, no. 23	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 24 / Reg. TX7987095	vol. 1, no. 24	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 25 / Reg. TX7980768	vol. 1, no. 25	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 3 / Reg. TX7530687	vol. 1, no. 3	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 4 / Reg. TX7536462	vol. 1, no. 4	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 5 / Reg. TX7581547	vol. 1, no. 5	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 6 / Reg. TX7581541	vol. 1, no. 6	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 7 / Reg. TX7606384	vol. 1, no. 7	V9926D411	6/25/2015	6/23/2015	United States

Thief of Thieves: issue: vol. 1., no. 8 / Reg. TX7613912	vol. 1, no. 8	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 9 / Reg. TX7613920	vol. 1, no. 9	V9926D411	6/25/2015	6/23/2015	United States
Trover Saves the Universe	vol. 1, no. 1			8/4/2021	United States
Trover Saves the Universe	vol. 1, no. 2			9/8/2021	United States
Trover Saves the Universe	vol. 1, no. 3			10/13/2021	United States
Trover Saves the Universe	vol. 1, no. 4			11/10/2021	United States
Trover Saves the Universe	vol. 1, no. 5			12/8/2021	United States
Ultramega	vol. 1, no. 1			3/17/2021	United States
Ultramega	vol. 1, no. 2			4/21/2021	United States
Ultramega	vol. 1, no. 3			5/19/2021	United States
Ultramega	vol. 1, no. 4			6/16/2021	United States
Witch Doctor	vol. 1, no. 1	TX0007597641	9/27/2012	6/29/2011	United States
Witch Doctor	vol. 1, no. 1	TX0008112458	10/11/2011	6/29/2011	United States
Witch Doctor	vol. 1, no. 2	TX0008112458	10/11/2011	7/20/2011	United States
Witch Doctor	vol. 1, no. 2	TX0007597691	9/27/2012	7/1/2011	United States
Witch Doctor	vol. 1, no. 3	TX0007530679	4/24/2012	9/21/2011	United States
Witch Doctor	vol. 1, no. 4	TX0007530677	4/24/2012	11/2/2011	United States
Witch Doctor: Mal Practice	vol. 1, no. 1	TX0007640553	1/18/2013	11/28/2012	United States
Witch Doctor: Mal Practice	vol. 1, no. 2	TX0007700526	6/17/2013	12/19/2012	United States
Witch Doctor: Mal Practice	vol. 1, no. 3	TX0007700519	6/17/2013	1/23/2013	United States

Witch Doctor: Mal Practice	vol. 1, no. 4	TX0007700515	6/17/2013	2/27/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 5	TX0007731386	8/8/2013	3/27/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 6	TX0007731389	8/8/2013	4/24/2013	United States

Registered Domain Name:

https://www.skybound.com[4]

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current or threatened litigation; however, the Issuer makes the following disclosures for informational purposes:

- In January 2022, a lawsuit was filed in federal court against a principal of the Issuer by a colorist who performed services on a comic book. Though the lawsuit does list a principal of the Issuer and the Issuer's subsidiaries commercialize the involved IP, neither the Issuer nor any of its subsidiaries are parties to the lawsuit. To the Issuer's knowledge, the lawsuit is currently still pending.

- The City of Los Angeles has issued an assessment notice to Skybound Interactive, LLC (an indirect wholly-owned subsidiary of the Issuer) following an audit of Skybound Interactive's business tax payments for the tax years 2018 – 2023. The notice states that Skybound Interactive has outstanding tax liability to the City of Los Angeles in the amount of $132,114.53. Skybound Interactive has paid the principal amount of the tax liability but has submitted a statement of disagreement to the City of Los Angeles to dispute the accrued interest and penalties.

- The Issuer and its subsidiaries may be subject to certain legal proceedings and claims that arise in the normal course of business. The Issuer does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Issuer's consolidated financial position, results of operations, and cash flows.

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[4] This is the Issuer's primary domain name.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$3,000	5.4%	$270,000
New Hires	4%	$2,000	4.6%	$230,000
Game Development	65%	$32,500	65%	$3,250,000
Game Marketing	25%	$12,500	25%	$1,250,000
Total	**100%**	**$50,000**	**100%**	**$5,000,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, to assist you in understanding how the Offering proceeds will be used.

Game Development: The Issuer will use approximately 65% of the proceeds from the Offering to develop its first in-house AAA video game based on the *Invincible* universe.

Game Marketing: The Issuer will use approximately 25% of the proceeds from the Offering to market its first in-house developed AAA video game based on the *Invincible* universe.

OFFICERS, MANAGERS, AND KEY PERSONS

The officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years *(Include Dates (three years of employment history must be provided). Please also include experience with the Issuer here, as well.)*	Education *(The subject each degree was earned in, the year each degree was earned and the school each degree was earned from must be included.)*
David Alpert	Chief Executive Officer, Secretary, and Manager	Chief Executive Officer and Secretary at Skybound Holdings LLC (2017 – present) and Chief Executive Officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2010 – present); responsibilities include overseeing operations, creative development and production, and strategic business initiatives for the company and its ventures.	Harvard University, Bachelor of Arts in English, 1997 New York University School of Law, Juris Doctor, 2000
Jon Goldman	Co-Chairman and Manager	Co-Chairman at Skybound Holdings LLC (2018 – present) and an executive officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2013 – present); responsibilities include new business initiatives.	Harvard University, Bachelor of Arts in Asian Studies, 1987 University of Kyoto, Mombusho Fellowship, 1988 – 1990 UCLA, Anderson School of Management, Management Development for Entrepreneurs (MDE) Certificate, 1997
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	Chief Creative Officer at Skybound Holdings LLC (2017 – present), Co-Chairman at Skybound Holdings LLC (2018 – present) and an executive officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2010 – present); responsibilities include overseeing strategy and execution of creative activities.	High school diploma, 1997

Gregory Sulak	Chief Financial Officer	Chief Financial Officer at Skybound Holdings LLC and certain of its subsidiaries (2024 – present); responsibilities include overseeing all financial activities. Chief Financial Officer at Wondery (2019 – 2024); responsibilities included overseeing all financial activities.	University of California Los Angeles, Bachelor of Arts in Economics/ Business, 1989 The Wharton School of the University of Pennsylvania, Master of Business Administration, Finance and Multinational Management, 1994
Byung Joon Song	Manager	Global Strategy Officer (GSO) & Chairman at Com2uS Corp. (2013 – present); responsibilities include leading the Board and making the company's strategic decisions. Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.) (2000 – present); responsibilities include leading the Board and making the company's strategic decisions. Chairman at Com2uS Platform Corp. (2021 – present); responsibilities include leading the Board and making the company's major decisions. Chairman at WYSIWYG Studios Co., Ltd. (2021 – present); responsibilities include leading the Board and making the company's major decisions. Director at Com2uS USA, Inc. (2006 – present); responsibilities include making the company's major decisions.	Seoul National University, Bachelor of Science in Electrical Engineering, 1998
Kevin D. Irwin, Jr.	Manager	Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory, LLC (2021 – present); responsibilities include strategic leadership of	University of Delaware, Bachelor of Science in Accounting & Economics, 1997

		the firm and investment decisions.	Loyola University Maryland, Masters of Science and Finance, 2009
Sir Ian Livingstone	Manager	General Partner at Hiro Capital I LLP (2019 – present); responsibilities include sourcing and managing games company assets in the Hiro Capital portfolio, raising capital and deploying capital for the fund.	HND Business Studies, 1970 (UK) Diploma in Marketing, 1970 (UK) Certificate in Education (Cert Ed), 1976 (UK) Honorary Doctorate of Technology, Abertay University (2000) Honorary Doctorate of Arts, Bournemouth University (2011) Honorary Doctorate of Technology, University of Greenwich (2014) Honorary Doctorate of University of Suffolk (2019)
Carmen Carpenter	Manager	Partner at Evolution Media Capital, LLC (2011 – present); responsibilities include the origination, structuring and execution of media and entertainment M&A and financing transactions.	University of Southern California, Bachelor of Science in Business Administration/Finance, 1995

Biographical Information

David Alpert: Mr. Alpert is CEO and co-founder of the Issuer. Mr. Alpert co-founded Skybound Holdings LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for Skybound Holding LLC's business model, The "Wheel of Awesome." The "Wheel of Awesome" model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under Skybound Holding LLC's approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Issuer and its ventures. His day doesn't stop there – he is also a prolific TV, film, and digital producer on several of Skybound's 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young "Entrepreneur of the Year" award and a member of the Young Presidents' Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

Jon Goldman: Mr. Goldman serves as Co-Chairman of the Issuer. Mr. Goldman's roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to Skybound Holdings LLC, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Issuer through innovative approaches like Regulation A+, Kickstarter, and traditional venture investment. In addition to his role at Skybound Holdings LLC, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas – Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

Robert Kirkman: Mr. Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of Skybound Holdings LLC. Mr. Kirkman, an advocate for creator rights, co-founded Skybound Holdings LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of Skybound Holdings LLC, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman's long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week's episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman's Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman's popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Kevin D. Irwin, Jr.: Mr. Irwin serves as Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Ian Livingstone: Sir Ian Livingstone CBE is a pioneer and legend of the global video game industry and was made a Knight in 2022 and a Commander of the British Empire (CBE) in 2013 for his services to the UK video games industry. He co-founded two billion-dollar games companies, Games Workshop (Warhammer) and Eidos (Lara Croft: Tomb Raider) for whom, as Executive Chairman, he led the successful London IPO. He was an angel investor and chairman of Playdemic, creator of the global top ten mobile game, Golf Clash, and an angel investor in Medatonic, creators of the global hit Fall Guys. He is the former Chairman of Sumo Group PLC, a leading London-listed cross-platform games developer, and was instrumental in negotiating the sale of the company to Tencent in 2022. He co-created the multi-million-selling Fighting Fantasy series of role-playing gamebooks. He has been an angel investor and advisor to multiple leading games studios, including Midoki, Bossa Studios, Fusebox and Talewind. Sir Ian is currently a co-founding partner of Hiro Capital, a venture capital fund investing in games and technology, and also the co-founder of the Livingstone Academy, a next generation UK Academy School focused on a 21st century digital creative curriculum.

Byung Joon Song: Byung-Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

Indemnification

Indemnification is authorized by the Issuer to managers, officers, controlling persons and/or other members of the Issuer acting in their professional capacity pursuant to Delaware law and/or in their capacities pursuant to the Amended & Restated Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital interests (hereinafter, the "**Capital Interests**") consist of units of limited liability company common equity interests (the "**Common Interests**"), units of Series A limited liability company preferred equity interests (the "**Series A Preferred Interests**"), units of Series B limited liability company preferred equity interests (the "**Series B Preferred Interests**") and units of limited liability company incentive plan interests (the "**Incentive Plan Interests**").

Outstanding Equity:

As of the date of this Form C, the Issuer has the following class of equity securities:[5]

[5] Effective on April 4, 2024, the Issuer implemented a 1-to-5 split of its issued and outstanding Capital Interests (the "**Split**"). All Capital Interests have been retroactively adjusted to reflect the Split for all periods presented, unless otherwise indicated. The Issuer's financial statements have not been adjusted to reflect the Split.

Type	Common Interests
Amount Outstanding	4,437,065
Voting Rights	1 vote per unit
Anti-Dilution Rights	The founders of the Issuer (David Alpert via the Peanut & Pookie Family Trust; Robert Kirkman via the Kirkman Family 2014 Trust; and Jon Goldman via the Goldman/Gross Family Trust) (the "**Founders**"), who hold units of Common Interests, have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Issuer may, from time to time, propose to sell and issue.
Other Rights	(a) Special approval rights for certain significant acts of the Issuer which require the unanimous approval of the Founders; (b) The Founders have a right of first refusal if any other Founder desires to transfer all or part of its Capital Interests to a third party; (c) The Founders have the right to purchase all, but not less than all, of any other Founder's Capital Interests if said other Founder experiences death, disability, termination of services or an involuntary transfer of its Capital Interests; (d) Upon a dissolution of marriage or domestic partnership or other division of martial property or domestic partnership property or other domestic transfer, in which the Founder whose Capital Interests are subject to the domestic transfer does not elect to purchase all of the Capital Interests involved in the domestic transfer, then the other Founders have the right to purchase said Capital Interests; and (e) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Common Interests) have a tag-along right.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional units of Common Interests at a later date. The issuance of such additional units of Common Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	77.52%

Type	Series A Preferred Interests
Amount Outstanding	401,020
Voting Rights	1 vote per unit
Anti-Dilution Rights	The holders of Series A Preferred Interests have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Issuer may, from time to time, propose to sell and issue. The conversion price for the Series A Preferred Interests will be adjusted for account for subdivisions or combinations of Common Interests, reclassification, exchange or substitution of Common Interests, and certain dilutive issuances.
Other Rights	(a) Special approval rights for certain significant acts of the Issuer which require the approval of at least 55% of the outstanding Series A Preferred Interests and Series B Preferred Interests (voting together as a single class on an as-if converted basis); (b) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Series A Preferred Interests) have a tag-along right; (c) Subject to certain exceptions, if any holder of Preferred Interests desires to transfer all or a portion of its Preferred Interests, then the other holders of Preferred Interests have a right of first offer to purchase those Preferred Interests; (d) Right to convert into Common Interests at the applicable conversion rate (currently 1-to-1); automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) at the election of at least 2/3 of the outstanding Series A Preferred Interests; and automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) upon an IPO; (e) Series A Preferred Interests carry a 1x liquidation preference based on the original issue price of such Preferred Interests before participating with the Common Interests on a pro rata basis (up to an amount equal to the preferred liquidation preference); and (f) Holders of at least 25% of outstanding Series A Preferred Interests have information rights.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional units of Series A Preferred Interests at a later date. The issuance of such additional units of Series A Preferred Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.01%

Type	Series B Preferred Interests
Amount Outstanding	356,540
Voting Rights	1 vote per unit
Anti-Dilution Rights	The holders of Series B Preferred Interests have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Issuer may, from time to time, propose to sell and issue. The conversion price for the Series B Preferred Interests will be adjusted for account for subdivisions or combinations of Common Interests, reclassification, exchange or substitution of Common Interests, and certain dilutive issuances.
Other Rights	(a) Special approval rights for certain significant acts of the Issuer which require the approval of at least 55% of the outstanding Series A Preferred Interests and Series B Preferred Interests (voting together as a single class on an as-if converted basis); (b) Special approval rights for certain significant acts of the Issuer which require the approval of a majority of the outstanding Series B Preferred Interests; (c) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Series B Preferred Interests) have a tag-along right; (d) Subject to certain exceptions, if any holder of Preferred Interests desires to transfer all or a portion of its Preferred Interests, then the other holders of Preferred Interests have a right of first offer to purchase those Preferred Interests; (e) Right to convert into Common Interests at the applicable conversion rate (currently 1-to-1); and automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) upon an IPO; (f) Series B Preferred Interests carry a 1x liquidation preference based on the original issue price of such Preferred Interests before participating with the Common Interests on a pro rata basis (up to an amount equal to the preferred liquidation preference); and (g) Holders of at least 25% of outstanding Series B Preferred Interests have information rights.

	The Issuer may issue additional units of Series B Preferred Interests at a later date. The issuance of such additional units of Series B Preferred Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.23%

Type	Incentive Plan Interests
Amount Outstanding	8,015
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional units of Incentive Plan Interests at a later date. The issuance of such additional units of Incentive Plan Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.14%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Warrant to Purchase Common Interests
Amount Outstanding	8,620
Voting Rights	None
Anti-Dilution Rights	The exercise price and number of Common Interests issuable upon exercise of this Warrant are subject to adjustment upon any subdivision or consolidation of the Common Interests, or payment of dividends or other distributions upon the Common Interests payable in Capital Interests.
Material Terms	The Warrant, upon exercise, grants the holder of such Warrant the right to purchase 8,620 units of Common Interests at an aggregate pre-determined price of $10.00.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Common Warrants at a later date. The issuance of such additional Common Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.15%

Type	Warrant to Purchase Series A Preferred Interests
Amount Outstanding	9,125
Voting Rights	None
Anti-Dilution Rights	The exercise price and number of Series A Preferred Interests issuable upon exercise of this Warrant are subject to adjustment upon any subdivision or consolidation of the Series A Preferred Interests, or payment of dividends or other distributions upon the Series A Preferred Interests payable in securities or property.
Material Terms	The Warrant, upon exercise, grants the holder of such Warrant the right to purchase 9,125 units of Series A Preferred Interests at a pre-determined price of $109.55 per unit. The Warrant vests over four (4) years from the date of grant in substantially equal annual installments.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Series A Preferred Warrants at a later date. The issuance of such additional Series A Preferred Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.16%

Type	Options to Purchase Common Interests under 2019 Equity Incentive Plan
Amount Outstanding	465,350[6]
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option the right to purchase units of Common Interests at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue or reserve for issuance additional Options at a later date. The issuance or reservation for issuance of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.13%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$3,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap of $500,000,000 multiplied by 90%, plus the Purchase Amount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.66%[7]

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[6] Represents issued and outstanding options and options available for issuance under the Issuer's 2019 Equity Incentive Plan.
[7] Assumes conversion at SAFE Price.

Type	Common Interest Appreciation Rights ("**CIARs**")
Amount Outstanding	936,580
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The CIARs units vest over 4 years so long as the holder remains employed by the Issuer or an affiliate of the Issuer. The CIARs units are exercisable upon a deemed liquidation event or within 5 years of an IPO. Issuance Price = $52.24
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional CIARs at a later date. The issuance of such additional CIARs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A[8]

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Senior Secured Revolving Credit Facility
Creditor	East West Bank
Amount Outstanding	$3,000,000[9]
Interest Rate and Amortization Schedule	Floating interest rate based on applicable margin plus the Prime Rate but at no time is it less than 3.5% per annum.
Description of Collateral (if any)	Guaranteed by the direct and indirect wholly-owned subsidiaries of the Issuer and secured by substantially all of the Issuer's and its wholly-owned subsidiaries' negotiable collateral and intellectual property collateral.
Other Material Terms	Senior secured revolving credit facility for $10,000,000, which can be increased up to $20,000,000 via an accordion feature.
Maturity Date	August 3, 2026
Date Entered Into	August 3, 2023

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[8] CIARs track the unit price of Common Interests (with an issuance value of $52.24) and any appreciation in value is payable to the holder upon a deemed liquidation event or an IPO; holders do not receive Capital Interests in the Issuer.
[9] Does not reflect any accrued but unpaid interest.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David Alpert (through the Peanut & Pookie Family Trust)	1,399,680 Common Interests	26.90%
Robert Kirkman (through the Kirkman Family 2014 Trust)	1,399,680 Common Interests	26.90%
Jon Goldman (through the Goldman/Gross Family Trust)	1,399,680 Common Interests	26.90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2024, the Issuer (on a consolidated basis) had an aggregate of $28,039,492 in cash and cash equivalents, leaving the Issuer with approximately 37 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	6,123	N/A	January 3, 2021	Rule 701
Series B Preferred Interests	$20,703,207.04	356,540	General Working Capital	Various dates from June 4, 2021 – February 28, 2022	Regulation D 506(b)
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	11,896	N/A	January 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	6,891	N/A	January 18, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	19,298	N/A	June 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	6,896	N/A	July 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	345	N/A	August 15, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	86	N/A	September 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	4,137	N/A	October 1, 2022	Rule 701

Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	1,552	N/A	November 28, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	86	N/A	January 1, 2023	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	1,552	N/A	January 4, 2023	Rule 701
Common Interests	$17,843,500.00	178,435	Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc.	June 10, 2023	Regulation A
Non-Qualified Stock Options and Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	4,358	N/A	September 1, 2023	Rule 701
Common Interests	N/A	34,000	N/A	September 6, 2023	Regulation S
Non-Qualified Stock Options and Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	2,000	N/A	October 1, 2023	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	150	N/A	October 1, 2023	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	600	N/A	November 1, 2023	Rule 701
Common Interests	$0.00	9,000	N/A	November 15, 2023	Regulation S

Common Interests	N/A	3,000	N/A	November 30, 2023	Section 4(a)(2)
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	1,480	N/A	December 1, 2023	Rule 701
Common Interests	$217,000.00	2,170	Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc.	February 23, 2024	Regulation S

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST[10]

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Robert Kirkman, via his entity Robert Kirkman, LLC, is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidiary of the Issuer) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

In April 2021, the Issuer became a guarantor on a mortgage loan for Blueberry & Chicken, LLC ("**B&C**"), a related party owned by two members of the Issuer. The loan balance as of June 30, 2023 amounted to $18,852,790. The note is secured by a building owned by B&C and leased to the Issuer. The Issuer may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Issuer and B&C are following any covenants and restrictions related to the loan in B&C.

The Issuer leases a building under an operating lease agreement from B&C. The Issuer currently makes monthly payments until December 31, 2026. The monthly lease payments for 2023 were $92,629. The agreement provides for annual increases of 2% of base rent in the immediately preceding year.

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[10] Capital Interests referenced in this section have not been adjusted to reflect the Split, unless otherwise indicated.

The Issuer incurs expenses to make building improvements which are reimbursed by B&C. As of June 30, 2023, B&C owed the Issuer $388,383 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In July 2021, the Issuer became a guarantor on a mortgage loan for Spicy Sauce, LLC ("**Spicy**"), a related party owned by three members of the Issuer. The loan balance at June 30, 2023 amounted to $8,0240,000. The note is secured by a building owned by Spicy and leased to the Issuer. The Issuer may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Issuer and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Issuer leases a building under an operating lease agreement from Spicy. The Issuer currently makes monthly payments until December 31, 2029. The monthly lease payments for 2023 were $46,920. The agreement provides for annual increases of 2% of base rent in the immediately preceding year.

The Issuer incurs expenses to make building improvements which are reimbursed by Spicy. As of June 30, 2023, Spicy owed the Issuer $524,267 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Issuer has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $3,626,297 was incurred for the period ended June 30, 2023.

As of June 30, 2023, the Issuer had outstanding related party loan receivables in the amount of $1,795,705. The Issuer calculates interest ranging from 2.05% to 3.92% per annum. The loans can be paid off any time prior to their relative due dates.

The Issuer entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Issuer. The Issuer entered into a loan agreement with each officer, David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 1,000 common membership interests held by each such executive officer (or, in the case of David Alpert, the Peanut & Pookie Family Trust, and, in the case of Robert Kirkman, the Kirkman Family 2014 Trust).

On August 31, 2023, the Issuer entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961,034 and secured by a pledge of 4,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. On August 31, 2023, the Issuer also entered into a loan agreement with Daniel Murray, in the principal amount of $653,678 and secured by a pledge of 1,100 Common Interests held by Mr. Murray. The principal amount remains outstanding, as of March 31, 2024.

In connection with equity financing transactions by the Issuer from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Issuer pursuant to which the Issuer redeems an aggregate amount of Common Interests equal to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

The Issuer and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors, managers and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of the Issuer), and potentially other employees of the Issuer serve as Executive Producers or Producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Issuer expects for the fees payable to such Executive Producers or Producers to, in the aggregate, not exceed 20% of the production fees received by the Issuer for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Issuer on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

Skybound, LLC, a wholly-owned subsidiary of the Issuer, entered into services agreements with each of D.D. Tuercas Trading Company, Inc. (for the services of David Alpert) and Tower 26 VC, LLC (for the services of Jon Goldman).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.skybound.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Skybound Holdings LLC
(Issuer)

By:

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer (Principal Executive Officer)
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer, Secretary and Manager
(Title)

April 9, 2024
(Date)

/s/ Robert Kirkman
(Signature)

Robert Kirkman
(Name)

Co-Chairman, Chief Creative Officer and Manager
(Title)

April 9, 2024
(Date)

/s/ Jon Goldman
(Signature)

Jon Goldman
(Name)

Co-Chairman and Manager
(Title)

April 9, 2024
(Date)

/s/ Carmen Carpenter
(Signature)

Carmen Carpenter
(Name)

Manager
(Title)

April 9, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Form of Security
Exhibit C   Video Transcripts
Exhibit D   Testing the Waters Communications